March 30, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SunAmerica Series, Inc.

Registration File No. 333-11283

Post-Effective Amendment No. 65

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, SunAmerica Series, Inc. (the “Registrant”) requests acceleration of the effective date of Post-Effective Amendment No. 66 to its Registration Statement on Form N-1A (the “Amendment”) so that the Amendment is declared effective on Friday, April 29, 2011.

We request that we be notified of such effectiveness by a telephone call to Elliot Gluck of Willkie Farr & Gallagher LLP at (212) 728-8138, and that such effectiveness also be confirmed in writing.

The Registrant hereby acknowledges that, if the Securities and Exchange Commission (or its staff, acting pursuant to delegated authority), declares the filing effective, such action:

(i) does not foreclose the Commission from taking any action with respect to the filing;

(ii) does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SunAmerica Series, Inc.

By:	/s/ Kathleen Fuentes
Kathleen Fuentes
Assistant Secretary

SunAmerica Capital Services, Inc.

By:	/s/ James Nichols
James Nichols
President